UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                             FORM 5

[ ] Check box if no longer           OMB APPROVAL
    subject to Section 16.           OMB NUMBER:  3235-0362
    Form 4 or Form 5                 Expires: January 31, 2005
    obligations may continue.        Estimated average burden
    See Instruction 1(b).            hours per response ....1.0
[ ] Form 3 Holdings Reported
[ ] Form 4 Transactions Reported

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

    TAYLOR               JAMES                          C.
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    (Last)              (First)                      (Middle)

    128 CHRISSA
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                        (Street)

    POTTSBORO             TX                             75076
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     (City)             (State)                          (Zip)

2. Issuer Name and Ticker or Trading Symbol

  ENNIS BUSINESS FORMS, INC. (EBF)
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3. I.R.S. Identification Number of Reporting Person, if an
   entity (Voluntary)


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4 Statement for Month/Year

  FEBRUARY/2003
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

 X
--- Director                           --- 10% Owner


--- Officer (give title below)         --- Other (specify below)


     -------------------------------------------------


7. Individual or Joint/Group Reporting (check applicable line)

 X
--- Form Filed by One Reporting Person


--- Form Filed by More than One Reporting Person
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

     Table I - Non-Derivative Securities Acquired, Disposed of,
                   or Beneficially Owned

1. Title of     2. Trans-   2A. Deemed   3. Trans-      4. Securities
   Security        action       Execu-      action         Acquired (A)
   (Instr. 3       Date         tion        Code           or Disposed
                                Date,       (Instr. 8)     of (D)
                   (Month/      if any                     (Instr. 3, 4
                   Day/                                    and 5)
                   Year)
                                (Month/                         (A)
                                Day/                            or
                                Year)                   Amount  (D)   Price
--------------- ----------  ------------  ------------  ------  ---  -------
Balance Forward

Exercise of
 Stock Options
  Contract
  dated
  10/8/98       01/21/03    01/21/03                     3,750   A   10.0625

  Contract
  dated
  4/21/99       01/21/03    01/21/03                     2,500   A    8.6875

  Contract
  dated
  4/20/00       01/21/03    01/21/03                     1,250   A    7.0625

  Purchase      01/24/03    01/24/03       P            10,000   A   11.084

1. Title of       5. Amount of    6. Ownership Form:  7. Nature of Indirect
   Security          Securities      Direct (D) or       Beneficial Ownership
   (Instr. 3)        Benefi-         Indirect (I)        (Instr. 4)
                     cially          (Instr. 4)
                     Owned
                     at end of
                     Issuer's
                     Fiscal Year
                     (Instr. 3
                     and 4)
-------------     --------------    ---------------    ---------------------
Balance Forward    4,000             D

Exercise of
 Stock Options
  Contract
  dated
  10/8/98          7,750             D

  Contract
  dated
  4/21/99         10,250             D

  Contract
  dated
  4/20/00         11,500             D

  Purchase        21,500             D


*If the form is filed by more than one reporting person, see instruction 4(b)(v).

                                                              (Over)
                                                    SEC 2270 (09-02)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


1. Title      2. Conver-  3. Trans-  3A. Deemed  4. Trans-  5. Number of
   Derivative    sion or     action      Execu-     action     Derivative
   Security      Exer-       Date        tion       Code       Securities
   (Instr. 3)    cise        (Month/     Date,      (Instr.    Acquired
                 Price of     Day/       if any      8)        (A) or
                 Deriva-      Year)      (Month/               Disposed
                 tive                     Day/                 of (D)
                 Security                 Year)                (Instr. 3,
                                                               4 and 5)
                                                               (A)    (D)
------------  ----------- ---------- ------------ --------     ---    ---
Balance:
 ISO granted
  10-07-98    $10.0625    Bal Fwd

 ISO granted
  04-21-99    $8.6875     Bal Fwd

 ISO granted
  04-20-00    $7.0625     Bal Fwd

 SO granted
  04-19-01    $7.900      Bal Fwd

 SO granted
  04-18-02    $13.28      4/18/02                  A           5,000

1. Title      6. Date Exer-   7. Title and Amount  8. Price of  9. Number of
   Derivative    cisable and     of Underlying        Deriva-      derivative
   Security      Expiration      Securities           tive         Securities
   (Instr. 3)    Date            (Instr. 3 and 4)     Security     Benefi-
                 (Month/                              (Instr. 5)   cially
                 Day/Year)               Amount                    Owned at
                                         or Number                 End of
               Date    Expira-   Title   of Shares                 Year
               Exer-   tion                                        (Instr. 4)
               cisable Date
------------- -------- -----   --------- --------- ------------- ------------
Balance:
 ISO granted   See              Common
  10-07-98     Note    10-08    Stk.                              1,250

 ISO granted   See              Common
  04-21-99     Note    04-09    Stk.                              2,500

 ISO granted   See              Common
  04-20-00     Note    04-10    Stk.                              3,750

 SO granted    See              Common
  04-19-01     Note    04-11    Stk.                              5,000

 SO granted    See              Common
  04-18-02     Note    04-12    Stk.       5,000     $13.28       5,000

1. Title       10. Ownership       11. Nature of
   Derivative      of Derivative       Indirect
   Security        Security:           Beneficial
   (Instr. 3)      Direct (D)          Ownership
                   or Indirect         (Instr. 4)
                   (I) (Instr. 4)




-------------  -----------------    -------------
Balance:
 ISO granted
  10-07-98      D

 ISO granted
  04-21-99      D

 ISO granted
  04-20-00      D

 SO granted
  04-19-01      D

 SO granted
  04-18-02      D



Explanation of Responses:

Note: Each incentive stock option contract expires ten years from date of grant, and provides that shares will become exercisable as follows: 25% after two years; 50% after three years; 75% after four years and 100% after five years; all from date of grant; all option contracts are granted at market price on the date of grant.



/s/Harve Cathey                              March 24, 2003
-------------------------------          -----------------------
 Harve Cathey  Attorney-in-Fact
**Signature of Reporting Person                   Date

**Intentional  misstatements  or  omissions of  facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
  78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction
      6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                          Page 2
                                                SEC 2270 (09-02)